SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                          Northeolic Pico Gallo, S.L.
                       (Name of foreign utility company)

                                 Cinergy Corp.
   (Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

David L. Wozny                                          George Dwight II
Vice President                                          Senior Counsel
Cinergy Global Resources, Inc.                          Cinergy Corp.
139 East Fourth Street                                  139 East Fourth Street
Ohio 45202                                              25AT2 Cincinnati
Cincinnati                                              Ohio 45202
                                                        Cincinnati

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     Cinergy Corp. ("Cinergy"),  a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Northeolic Pico Gallo, S.L., a corporation organized under the laws of Spain, that Northeolic Pico Gallo, S.L. is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the company on whose behalf foreign utility company status is claimed is Northeolic Pico Gallo, S.L. ("Pico Gallo"), a company incorporated in Spain, and its business address is La Plaza s/n (sin numero - no number) Caravia Baja, 33343 Asturias, Spain.

     Pico Gallo is constructing electric wind generation assets with 25 megawatts of rated capacity in Spain. Pico Gallo's electric assets are located in northern Spain and around Tineo, Asturias, Spain, and will supply electricity to Electra de Viesgo, S.A., a local utility company in Spain.

     Pico Gallo has an authorized share capital of 750,000 Spanish Pesetas, of which 750 shares, with a par value per share of 1,000 Pesetas, are issued and outstanding. Cinergy 2 BV, a company incorporated in The Netherlands and Cinergy Renovables Ibericas, S.A., a company incorporated in Spain, both wholly-owned subsidiaries of Cinergy Global Power, Inc. (the latter company being an indirect wholly-owned subsidiary of Cinergy), are the legal and beneficial owner of 250 and 1 share(s) respectively (i.e., together 33.4% of the issued share capital of Pico Gallo), and Northeolic, S.A. (a company incorporated in Spain) owns 499 shares of the shares in issue, representing a 66.6% of the issued share capital of Pico Gallo.

Save for those persons referred to above Cinergy is not aware of any other person(s) holding directly or indirectly five percent (5%) or more of any class of voting securities of Pico Gallo.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Pico
Gallo: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Pico Gallo, nor is any such investment or contractual relationship contemplated.


                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                            CINERGY CORP.

                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer

Dated: November 30,  2000